UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

May 10, 2020

RELEVANT INFORMATION

AVIANCA HOLDINGS INITIATES VOLUNTARY REORGANIZATION PROCEEDINGS

Avianca Holdings S.A. (the “Company” or “Avianca”) announced today the initiation of voluntary reorganization proceedings under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”) and issued a press release in connection therewith, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K.

Avianca and its filing subsidiaries and affiliates intend to continue to operate their businesses as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code during the pendency of the Chapter 11 process. As a result of the Company’s filing for Chapter 11 protection, amounts owed under various debt instruments have been automatically accelerated.

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary

Exhibit Index

Exhibit No.	Description

99.1	Press release dated May 10, 2020 – AVIANCA HOLDINGS INITIATES VOLUNTARY REORGANIZATION PROCEEDINGS.